Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
BNY Mellon Funds Trust:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Funds Trust
(the "Trust"), which is comprised of BNY Mellon Balanced
Fund, BNY Mellon Bond Fund, BNY Mellon Emerging Markets
Fund, BNY Mellon Income Stock Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Intermediate U.S.
Government Fund, BNY Mellon International Fund, BNY
Mellon International Appreciation Fund, BNY Mellon Large
Cap Stock Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Midcap Stock Fund,
BNY Mellon Money Market Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon National
Municipal Money Market Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon New York
Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon Small Cap
Stock Fund, BNY Mellon US Core Equity 130/30 Fund,
BNY Mellon Small/Mid Cap Fund,  BNY Mellon Focused
Equity Opportunities Fund and BNY Mellon Municipal
Opportunities Fund (collectively the "Funds") complied
with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940 as of
June 30, 2010 and from April 30, 2010 through
June 30, 2010 with respect to securities reflected in
the investment accounts of the Funds.  Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining,
on a test basis, evidence about the Funds' compliance
with those requirements and performing such other
procedures as we considered necessary in the
circumstances.  Included among our procedures
were the following tests performed as of  June 30, 2010
and, with respect to agreement of security purchases
and sales, for the period from April 30, 2010 (the date
of our last examination), through June 30, 2010:
1. 	Examination of The Bank of New York Mellon's
(the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged
or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Funds' accounting records
and the Custodian's records as of June 30, 2010;
5. Confirmation of pending purchases for the Funds as of June 30, 2010 with brokers, and where responses were not received, inspection of documentation corresponding to
subsequent cash payments;
6.	Agreement of pending sale activity for the Funds
as of June 30, 2010 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for five purchases
and five sales or maturities for the period April 30, 2010
(the date of our last examination) through June 30, 2010,
to the books and records of the Funds noting that they
had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2009 through December 31, 2009 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who concurred that all
control policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2010 through June 30, 2010.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 and from April 30, 2010 through
June 30, 2010, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
September 24, 2010

September 24, 2010


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon Balanced Fund, BNY Mellon
Bond Fund, BNY Mellon Emerging Markets Fund, BNY
Mellon Income Stock Fund, BNY Mellon Intermediate
Bond Fund, BNY Mellon Intermediate U.S. Government
Fund, BNY Mellon International Fund, BNY Mellon
International Appreciation Fund, BNY Mellon Large Cap
Stock Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Midcap Stock Fund,
BNY Mellon Money Market Fund, BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon National
Municipal Money Market Fund, BNY Mellon National
Short-Term Municipal Bond Fund, BNY Mellon New
York Intermediate Tax Exempt Fund, BNY Mellon
Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Small Cap Stock Fund, BNY Mellon US
Core Equity 130/30 Fund, BNY Mellon Small/Mid Cap
Fund, BNY Mellon Focused Equity Opportunities Fund and BNY Mellon Municipal Opportunities Fund, each a series of BNY Mellon Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2010 and from April 30, 2010 through June 30, 2010.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940
as of June 30, 2010 and from April 30, 2010 through June 30, 2010 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust


Jim Windels
Treasurer